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10027105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
[redacted] 8-51040

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JWH Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

301 Yamato Road, Suite 2200
(No. and Street)

Boca Raton	FL	33431-4931
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth Webster — 1-888-JWHENRY
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - *if individual, state last, first, middle name)*

Two World Financial Center	New York	New York	10281
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential person who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Kenneth S. Webster, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to JWH Securities, Inc. (the "Company") for the year ended December 31, 2009, are true and correct.

K S Webster 2/23/10
Signature Date

President & Chief Operating Officer
Title

Laurie L Logozzo
Notary Public

Notary Public State of Florida
Laurie L Logozzo
My Commission DD600144
Expires 09/28/2010

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of JWH Securities, Inc.

We have audited the accompanying statement of financial condition of JWH Securities, Inc. (the "Company") as of December 31, 2009, that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 23, 2010

JWH SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

CASH AND CASH EQUIVALENTS	$ 296,800
DEPOSITS AT FINRA	3,402
OTHER ASSETS	229
TOTAL	$ 300,431

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accrued expenses	$ 24,500
Due to John W. Henry & Company, Inc.	10,203
Total liabilities	34,703
STOCKHOLDER'S EQUITY:	
Common stock ($25 par value; 10,000 shares authorized, 100 shares issued and outstanding)	2,500
Additional paid-in capital	1,177,500
Accumulated deficit	(914,272)
Total stockholder's equity	265,728
TOTAL	$ 300,431

See notes to Statement of Financial Condition.

1. ORGANIZATION, BASIS OF PRESENTATION, AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

JWH Securities, Inc. (the "Company") is a broker-dealer registered under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was incorporated on April 6, 1998 for the purpose of soliciting interests in private placements of managed futures funds offered by Westport Capital Management Corp., an affiliate of the Company.

Cash and Cash Equivalents — The Company considers all cash and money market funds purchased with a maturity of three months or less to be cash equivalents. Cash is on deposit with one bank to which the Company is exposed to credit risk. The fair value of the Company's cash equivalents is determined under the fair value hierarchy of Accounting Standards Codification ("ASC") 820-10, *Fair Value Measurements and Disclosures* (Statement of Financial Accounting Standards ("SFAS") No. 157, *Fair Value Measurements*). Cash equivalents are valued based upon unadjusted price quotations in active markets/exchanges for identical securities. Accordingly, all of the inputs used to determine the fair value of the Company's cash equivalents at December 31, 2009 are Level 1.

Use of Estimates — The preparation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Income Taxes — The Company files its Federal income tax returns under the provisions of Subchapter S of the Internal Revenue Code, pursuant to which its operations are reportable on the income tax return of its stockholder and any income taxes thereon are payable by the stockholder.

Effective January 1, 2009, the Company implemented Financial Accounting Standards Board ("FASB") ASC 740, *Income Taxes* (FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109*), which clarifies the accounting for uncertainty in tax positions. ASC 740 requires that the Company recognize in its financial statements the impact of a tax position, and if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The Company has evaluated the application of ASC 740 and has determined that the adoption of ASC 740 did not have an impact on the statement of financial condition. No income tax liability for uncertain tax positions has been recorded in the accompanying statement of financial condition.

2. RELATED PARTY TRANSACTIONS

The Company's officers and directors are also officers of John W. Henry & Company, Inc. ("JWH"), an affiliated company. Certain general and administrative expenses incurred by JWH are allocated to the Company based on estimates made by JWH and the Company's management. Charges for these expenses were based on actual usage or defined formulas.

3. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $256,563 which was $251,563 in excess of its required net capital. The Company's net capital ratio was .135 to 1.

4. NEW ACCOUNTING PRONOUNCEMENTS

In May 2009, the FASB issued ASC 855-10, *Subsequent Events* (SFAS No. 165, *Subsequent Events*), which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or available to be issued. ASC 855-10 is effective for financial statements issued for fiscal years and interim periods ending after June 15, 2009. The adoption of ASC 855-10 did not have a material impact on the Company's statement of financial condition. The Company has reviewed subsequent events occurring through February 23, 2010, the date this statement of financial condition was available to be issued, and determined that no subsequent events occurred requiring accrual or disclosure.

In June 2009, the FASB issued ASC 105-10, *Generally Accepted Accounting Principles*, (SFAS No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 16*). On the effective date of ASC 105-10, the ASC will supersede all then-existing non-Securities and Exchange Commission ("SEC") accounting and reporting standards. All other non-grandfathered, non-SEC accounting literature not included in the ASC will become non-authoritative. ASC 105-10 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of ASC 105-10 did not have a material impact on the Company's statement of financial condition. ASC 105-10 does not change current accounting principles generally accepted in the United States of America ("U.S. GAAP"). References to authorative U.S. GAAP literature in the Company's statement of financial condition and the notes have been updated to reflect new ASC 105-10 references.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 23, 2010

To the Board of Directors and Stockholder of
JWH Securities, Inc.

In planning and performing our audit of the financial statements of JWH Securities, Inc. (the "Company") as of and for the year ended December 31, 2009 (on which we issued our report dated February 23, 2010 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies in internal control such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP